UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 29, 2021

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk raises sales and operating profit outlook for 2021

Bagsværd, Denmark, 29 October 2021 – Novo Nordisk today announced that the full-year sales and operating profit outlook at constant exchange rates (CER) has been raised.

In the third quarter of 2021, Novo Nordisk’s sales increased by 15% and operating profit increased by 19%, both at CER. The operating profit increase was positively impacted by the amortisation of the priority review voucher for Wegovy™ in the third quarter of 2020.

Profit and loss (CER)	First nine months 2021	Third quarter 2021
Net sales growth	13%	15%
Operating profit growth	12%	19%

Following the financial results for the first nine months of 2021, the outlook for 2021 is updated. The updated outlook is reflecting higher than expected Ozempic® market share gains, GLP-1 market growth and obesity care sales, mainly in the US.

Outlook 2021 (CER)	Expectations 29 October	Expectations 4 August
Sales growth	12-15%	10-13%
Operating profit growth	12-15%	9-12%

Novo Nordisk’s full disclosure of the financial results for the first nine months of 2021 will be published on 3 November 2021.

The above expectations are based on assumptions including those described on pages 16 and 17 of the Financial report for the period 1 January 2021 to 30 June 2021 (Company

Announcement No 48 / 2021).

The forward-looking statements on page 21 of the Financial report for the period 1 January 2021 to 30 June 2021 (Company Announcement No 48 / 2021) also apply to this company announcement.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com
Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Mark Joseph Root	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 64 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 29, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer